Mail Stop 4561

September 9, 2008

Mark Bradley, Chief Executive Officer
RxBids
4955 South Durango, Suite 223
Las Vegas, Nevada 89113

> **Re:** **RxBids**
> **Registration Statement on Form 10**
> **Filed August 15, 2008**
> **File No. 000-53373**

Dear Mr. Bradley:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please note that your filing will go effective by lapse of time sixty days from the date upon which you filed this registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Financial Information, page 12

Forward-Looking and Cautionary Statements, page 14

1. We note your reference to the inclusion in your registration statement of forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Because you are a new registrant that is not yet subject to the reporting requirements of the Exchange Act, RxBids is not eligible to rely on this

safe harbor. Please refer to paragraph (a)(1) of Section 21E. Please delete all references to the safe harbor provision, or revise your filing to explain with each reference that you are ineligible to rely on it. Once you become a reporting issuer, please note that the safe harbor is unavailable to penny stock issuers.

<u>Item 7. Certain Relationships and Related Transactions and Director Independence, page 17</u>

2. Your disclosure notes that there have not been any material transactions between the company and any director, officer, nor any immediate family member of such individual. This appears inconsistent with your disclosure elsewhere in your document in which you disclose (i) that Leisa and Stanley Stilwell are consultants to RxBids, and (ii) that each received 100,000 shares on June 30, 2008 for "services rendered" valued at $2,000. See Item 5 Directors and Executive Officers, Leisa Stilwell, page 16, and Item 10 Recent Sales of Unregistered Securities, page 20. Please revise this disclosure to explain in greater detail what such services were performed, the nature of the transaction, and the extent of any continuing relationship that Stanley Stilwell, a former officer and director, has with your company. Please refer to paragraph (a) and paragraph (d) of Item 404 of Regulation S-K, and the instructions to such paragraphs.

*   *   *   *

As appropriate, please amend your filing and respond to these comments by October 1, 2008. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (801) 733-0808
        Leonard E. Neilson, Esq.